UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  SEPTEMBER 27, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                                                                           TSX
                                                              TSX VENTURE
                                                                 EXCHANGE

                                     FORM 5D

                                ESCROW AGREEMENT

                                 VALUE SECURITY


THIS AGREEMENT is made as of the 12th day of September, 2005

AMONG:
                           Baradero Resources Limited
                           Suite 1305, 1090 West Georgia Street
                           Vancouver, BC  V6E 3V7

                           (the "ISSUER")

AND:
                           Computershare Investor Services Inc.
                           510 Burrard Street, 2nd Floor
                           Vancouver, BC  V6C 3B9

                           (the "ESCROW AGENT")

AND:

                           EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE
                           ISSUER
                           (a "SECURITYHOLDER" or "YOU")

                           (collectively, the "PARTIES")

THIS AGREEMENT is being entered into by the Parties under Exchange POLICY 5.4 - ESCROW, VENDOR CONSIDERATION AND RESALE RESTRICTIONS (the POLICY) in connection with a Reverse Takeover. The Issuer is a Tier 2 Issuer as described in POLICY
2.1 - MINIMUM LISTING REQUIREMENTS.

FOR GOOD AND VALUABLE CONSIDERATION, the Parties agree as follows:

PART 1        ESCROW

1.1      APPOINTMENT OF ESCROW AGENT

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.


1.2      DEPOSIT OF ESCROW SECURITIES IN ESCROW


--------------------------------------------------------------------------------
FORM 5D                          ESCROW AGREEMENT
(AS AT AUGUST 2002)

(1) You are depositing the securities (ESCROW SECURITIES) listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)      If you receive any other securities (ADDITIONAL ESCROW SECURITIES):

         (a)      as a dividend or other distribution on escrow securities;

         (b) on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

         (c) on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

         (d) from a successor issuer in a business combination, if Part 6 of this Agreement applies,

         you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to ESCROW SECURITIES, it includes additional escrow securities.

(3) You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3      DIRECTION TO ESCROW AGENT

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2        RELEASE OF ESCROW SECURITIES

2.1      RELEASE PROVISIONS

The provisions of Schedule B(2) - Value Security Escrow Agreement for Tier 2 Issuer is incorporated into and forms part of this Agreement.

2.2      ADDITIONAL ESCROW SECURITIES

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3      ADDITIONAL REQUIREMENTS FOR TIER 2 SURPLUS ESCROW SECURITIES

Where securities are subject to a Tier 2 Surplus Security Escrow Agreement [Schedule B(4)], the following additional conditions apply:


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
                                       -3-


(1) The escrow securities will be cancelled if the asset, property, business or interest therein in consideration of which the securities were issued, is lost, or abandoned, or the operations or development of such asset, property or business is discontinued.

(2) The Escrow Agent will not release escrow securities from escrow under schedule B(4) unless the Escrow Agent has received, within the 15 days prior to the release date, a certificate from the Issuer that:

         (a)      is signed by two directors or officers of the Issuer;

         (b)      is dated not more than 30 days prior to the release date;

         (c) states that the assets for which the escrow securities were issued (the "Assets") were included as assets on the balance sheet of the Issuer in the most recent financial statements filed by the Issuer with the Exchange; and

         (d) states that the Issuer has no reasonable knowledge that the Assets will not be included as assets on the balance sheet of the Issuer in the next financial statements to be filed by the Issuer with the Exchange.

(3) If, at any time during the term of this Agreement, the Escrow Agent is prohibited from releasing escrow securities on a release date specified schedule B(4) as a result of section 2.3(2) above, then the Escrow Agent will not release any further escrow securities from escrow without the written consent of the Exchange.

(4) If as a result of this section 2.3, the Escrow Agent does not release escrow securities from escrow for a period of five years, then:

         (a) the Escrow Agent will deliver a notice to the Issuer, and will include with the notice any certificates that the Escrow Agent holds which evidence the escrow securities; and

         (b) the Issuer and the Escrow Agent will take such action as is necessary to cancel the escrow securities.

(5) For the purposes of cancellation of escrow securities under this section, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

2.4      DELIVERY OF SHARE CERTIFICATES FOR ESCROW SECURITIES

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5      REPLACEMENT CERTIFICATES

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the



2054-01/ACQUISITION of magellan gold corp/2443 replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6      RELEASE UPON DEATH

(1) If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

         (a) the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to delivery the Escrow Agent must receive:

         (a)      a certified copy of the death certificate; and

         (b) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

2.7      EXCHANGE DISCRETION TO TERMINATE

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8      DISCRETIONARY APPLICATIONS

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3        EARLY RELEASE ON CHANGE OF ISSUER STATUS

3.1      EARLY RELEASE - GRADUATION TO TIER 1

(1) When a Tier 2 Issuer becomes a Tier 1 Issuer, the release schedule for its escrow securities changes.

(2) If the Issuer reasonably believes that it meets the Minimum Listing Requirements of a Tier 1 Issuer as described in POLICY 2.1 - MINIMUM LISTING REQUIREMENTS, the Issuer may make application to the Exchange to be listed as a Tier 1 Issuer. The Issuer must also concurrently provide notice to the Escrow Agent that it is making such an application.

(3) If the graduation to Tier 1 is accepted by the Exchange, the Exchange will issue an Exchange Bulletin confirming final acceptance for listing of the Issuer on Tier 1. Upon issuance of this Bulletin the Issuer must immediately:


2054-01/ACQUISITION of magellan gold corp/2443

         (a)      issue a news release:

                  (i) disclosing that it has been accepted for graduation to Tier 1; and
                  (ii) disclosing the number of escrow securities to be released and the dates of release under the new schedule; and

         (b) provide the news release, together with a copy of the Exchange Bulletin, to the Escrow Agent.

(4) Upon completion of the steps in section 3.1(3) above, the Issuer's release schedule will be replaced as follows:

--------------------------------------------------------------------------------
APPLICABLE SCHEDULE PRE-GRADUATION           APPLICABLE SCHEDULE POST-GRADUATION
--------------------------------------------------------------------------------
Schedule B(2)                                Schedule B(1)
--------------------------------------------------------------------------------
Schedule B(4)                                Schedule B(3)
--------------------------------------------------------------------------------

(5) Within 10 days of the Exchange Bulletin confirming the Issuer's listing on Tier 1, the Escrow Agent must release any escrow securities from escrow securities which under the new release schedule would have been releasable at a date prior to the Exchange Bulletin.

PART 4        DEALING WITH ESCROW SECURITIES

4.1      RESTRICTION ON TRANSFER, ETC.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2      PLEDGE, MORTGAGE OR CHARGE AS COLLATERAL FOR A LOAN

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3      VOTING OF ESCROW SECURITIES

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4      DIVIDENDS ON ESCROW SECURITIES

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or



2054-01/ACQUISITION of magellan gold corp/2443 other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5      EXERCISE OF OTHER RIGHTS ATTACHING TO ESCROW SECURITIES

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 5        PERMITTED TRANSFERS WITHIN ESCROW

5.1      TRANSFER TO DIRECTORS AND SENIOR OFFICERS

(1) You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

         (a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to the transfer the Escrow Agent must receive:

         (a) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

         (b) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

         (c) an acknowledgment in the form of Form 5E signed by the transferee; and

         (d) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2      TRANSFER TO OTHER PRINCIPALS

(1)      You may transfer escrow securities within escrow:

         (a) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

         (b)      to a person or company that after the proposed transfer

                  (i) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

                  (ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,



2054-01/ACQUISITION of magellan gold corp/2443
                           provided that:

         (c) you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

         (d) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to the transfer the Escrow Agent must receive:

         (a) a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

                  (i) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

                  (ii)     the transfer is to a person or company that:

                           (A) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

                           (B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

                  (iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

         (b) an acknowledgment in the form of Form 5E signed by the transferee; and

         (c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3      TRANSFER UPON BANKRUPTCY

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

         (a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to the transfer, the Escrow Agent must receive:

         (a)      a certified copy of either


2054-01/ACQUISITION of magellan gold corp/2443

                  (i)      the  assignment   in   bankruptcy  filed   with   the
                           Superintendent of Bankruptcy, or

                  (ii)     the receiving  order  adjudging  the   Securityholder
                           bankrupt;

         (b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

         (c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

         (d)      an  acknowledgment  in the form of Form 5E  signed  by

                  (i)      the trustee in bankruptcy or

                  (ii) on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4      TRANSFER UPON REALIZATION OF PLEDGED, MORTGAGED OR CHARGED ESCROW
         SECURITIES

(1) You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

         (a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to the transfer the Escrow Agent must receive:

         (a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

         (b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

         (c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

         (d) an acknowledgement in the form of Form 5E signed by the financial institution.

5.5      TRANSFER TO CERTAIN PLANS AND FUNDS

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

         (a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and


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
                                       -9-



         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)      Prior to the transfer the Escrow Agent must receive:

         (a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

         (b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

         (c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

5.6      EFFECT OF TRANSFER WITHIN ESCROW

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7      DISCRETIONARY APPLICATIONS

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6        BUSINESS COMBINATIONS

6.1      BUSINESS COMBINATIONS

This Part applies to the following (BUSINESS COMBINATIONS):

(a) a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)     a formal issuer bid for all outstanding equity securities of the Issuer


(c)     a statutory  arrangement

(d)     an amalgamation

(e)     a merger

(f)     a reorganization that has an effect similar to an amalgamation or merger

6.2      DELIVERY TO ESCROW AGENT

(1) You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:



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

         (a)      a written  direction  signed by you that  directs  the  Escrow
                  Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

         (b)      written consent of the Exchange; and

         (c) any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3      DELIVERY TO DEPOSITARY

(1) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

         (a)      identifies the escrow securities that are being tendered;

         (b)      states that the escrow securities are held in escrow;

         (c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

         (d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

         (e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.


6.4      RELEASE OF ESCROW SECURITIES TO DEPOSITARY

(1)      The  Escrow  Agent  will  release  from  escrow  the  tendered   escrow
         securities provided that:

         (a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

         (b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;


2054-01/ACQUISITION of magellan gold corp/2443

         (c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

                  (i) the terms and conditions of the business combination have been met or waived; and

                  (ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5      ESCROW OF NEW SECURITIES

(1) If you receive securities (NEW SECURITIES) of another issuer (SUCCESSOR ISSUER) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

         (a) the successor issuer is an exempt issuer as defined in the National Policy;

         (b) the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

         (c) the escrow holder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6      RELEASE FROM ESCROW OF NEW SECURITIES

(1) The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

         (a) a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

                  (i) stating that it is a successor issuer to the Issuer as a result of a business combination;

                  (ii) containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

                  (iii) containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

         (b) written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2) The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.


2054-01/ACQUISITION of magellan gold corp/2443

(3) If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4) If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply. .

PART 7        RESIGNATION OF ESCROW AGENT

7.1      RESIGNATION OF ESCROW AGENT

(1) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5) If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6) On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7) If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will fie a copy of the new Agreement with the Exchange.

PART 8        OTHER CONTRACTUAL ARRANGEMENTS

8.1      ESCROW AGENT NOT A TRUSTEE



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

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2      ESCROW AGENT NOT RESPONSIBLE FOR GENUINENESS

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3      ESCROW AGENT NOT RESPONSIBLE FOR FURNISHED INFORMATION

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4      ESCROW AGENT NOT RESPONSIBLE AFTER RELEASE

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5      INDEMNIFICATION OF ESCROW AGENT

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

8.6       ADDITIONAL PROVISIONS

(1) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3) The Escrow Agent may consult with or retain such legal counsel and advisors as it may


2054-01/ACQUISITION of magellan gold corp/2443 reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8) The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7      LIMITATION OF LIABILITY OF ESCROW AGENT

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8      REMUNERATION OF ESCROW AGENT

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9        INDEMNIFICATION OF THE EXCHANGE

9.1      INDEMNIFICATION


2054-01/ACQUISITION of magellan gold corp/2443

(1)      The Issuer and each Securityholder jointly and severally:

         (a) release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

         (b) agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

         (c) agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action, arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2) This indemnity survives the release of the escrow securities and the termination of this Agreement.

PART 10       NOTICES

10.1     NOTICE TO ESCROW AGENT

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.
510 Burrard Street, 2nd Floor
Vancouver, BC  V6C 3B9
Contact: Kim Wong
Fax: 604.683.3694

10.2     NOTICE TO ISSUER

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Baradero Resources Limited
Suite 1305, 1090 West Georgia St.
Vancouver, B.C.  V6E 3V7
Contact: Nick DeMare
Fax: 604.683.1585


10.3     DELIVERIES TO SECURITYHOLDERS


2054-01/ACQUISITION of magellan gold corp/2443

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

10.4     CHANGE OF ADDRESS

(1)      The Escrow  Agent may change its  address for  delivery  by  delivering
         notice  of  the   change  of   address   to  the  Issuer  and  to  each
         Securityholder.

(2) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3) A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5     POSTAL INTERRUPTION

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11       GENERAL

11.1     INTERPRETATION - "HOLDING SECURITIES"

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in POLICY 1.1 - INTERPRETATION or in POLICY 5.4 - ESCROW, VENDOR CONSIDERATION AND RESALE RESTRICTIONS.

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2     ENFORCEMENT BY THIRD PARTIES

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3     TERMINATION, AMENDMENT, AND WAIVER OF AGREEMENT

(1)      Subject to subsection 11.3(3), this Agreement shall only terminate:

         (a)      with respect to all the Parties:

                  (i)      as specifically provided in this Agreement;

2054-01/ACQUISITION of magellan gold corp/2443

                  (ii) subject to subsection 11.3(2), upon the agreement of all Parties; or

                  (iii) when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

         (b)      with respect to a Party:

                  (i)      as specifically provided in this Agreement; or

                  (ii) if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2)      An  agreement  to  terminate   this   Agreement   pursuant  to  section
         11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

         (a)      is evidenced by a memorandum in writing signed by all Parties;

         (b)      has been consented to in writing by the Exchange; and

         (c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

         (a)      is evidenced by a memorandum in writing signed by all Parties;

         (b)      has been approved in writing by the Exchange; and

         (c) has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4     SEVERANCE OF ILLEGAL PROVISION

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.


11.5     FURTHER ASSURANCES

2054-01/ACQUISITION of magellan gold corp/2443

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6     TIME

Time is of the essence of this Agreement.

11.7     CONSENT OF EXCHANGE TO AMENDMENT

The Exchange must approve any amendment to this Agreement.

11.8     ADDITIONAL ESCROW REQUIREMENTS

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9     GOVERNING LAWS

The laws of the Province of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10    COUNTERPARTS

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11    SINGULAR AND PLURAL

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12    LANGUAGE

This Agreement has been drawn up in the English language at the request of all parties.

11.13    BENEFIT AND BINDING EFFECT

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14    ENTIRE AGREEMENT

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

11.15    SUCCESSOR TO ESCROW AGENT

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.


2054-01/ACQUISITION of magellan gold corp/2443

The Parties have executed and delivered this Agreement as of the date set out above.


COMPUTERSHARE INVESTOR SERVICES INC.

/s/ KIM WONG
--------------------------------------
Authorized signatory

/s/ JENNY KARIM
--------------------------------------
Authorized signatory




BARADERO RESOURCES LIMITED

/s/ HARVEY LIM
--------------------------------------
Authorized signatory

/s/ NICK DEMARE
--------------------------------------
Authorized signatory



MARSA GOLD CORP.


/s/ OLEG KIM
--------------------------------------
Authorized Signatory



2054-01/ACQUISITION of magellan gold corp/2443







--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT                      Page 19
(AS AT AUGUST 2002)

Signed, sealed and delivered by           )
DOUGLAS TURNBULL in the presence of:      )
                                          )
/s/ JAMES HARRIS                          )
------------------------------------------)
Name                                      )
                                          )
   James Harris                           )  /s/ DOUGLAS TURNBULL
------------------------------------------)  -----------------------------------
Address                                   )   DOUGLAS TURNBULL
                                          )
------------------------------------------)
                                          )
  Lawyer                                  )
------------------------------------------)
Occupation                                )









2054-01/ACQUISITION of magellan gold corp/2443

Signed, sealed and delivered by           )
LINDSAY BOTTOMER in the presence of:      )
                                          )
/s/ JAMES HARRIS                          )
------------------------------------------)
Name                                      )
                                          )
   James Harris                           )  /s/ LINDSAY BOTTOMER
------------------------------------------)  -----------------------------------
Address                                   )   LINDSAY BOTTOMER
                                          )
------------------------------------------)
                                          )
  Lawyer                                  )
------------------------------------------)
Occupation                                )



















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

Signed, sealed and delivered by           )
JAME HARRIS in the presence of:           )
                                          )
/s/ DOUGLAS TURNBULL                      )
------------------------------------------)
Name                                      )
                                          )
   Douglas Turnbull                       )  /s/ JAMES HARRIS
------------------------------------------)  -----------------------------------
Address                                   )   JAMES HARRIS
                                          )
------------------------------------------)
                                          )
  Geologist                               )
------------------------------------------)
Occupation                                )

















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

Signed, sealed and delivered by           )
GREGORY CROWE in the presence of:         )
                                          )
/s/ JAMES HARRIS                          )
------------------------------------------)
Name                                      )
                                          )
   James Harris                           )  /s/ GREGORY CROWE
------------------------------------------)  -----------------------------------
Address                                   )   GREGORY CROWE
                                          )
------------------------------------------)
                                          )
  Lawyer                                  )
------------------------------------------)
Occupation                                )





















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

SECURITYHOLDER

NAME:    DOUGLAS TURNBULL

SIGNATURE: /s/ DOUGLAS TURNBULL

ADDRESS FOR NOTICE: Suite 2000-1055 West Hastings Street, Vancouver, BC V6E 2E9


SECURITIES:

-------------------------------------------------------------------------------------------------------------------
CLASS AND TYPE                             NUMBER                             CERTIFICATE(S) (IF APPLICABLE)
(I.E. VALUE SECURITIES OR
SURPLUS SECURITIES
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES, SURPLUS
-------------------------------------------------------------------------------------------------------------------
SECURITIES                                      25,000
-------------------------------------------------------------------------------------------------------------------
















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

SECURITYHOLDER

NAME:    LINDSAY BOTTOMER

SIGNATURE: /s/ LINDSAY BOTTOMER

ADDRESS FOR NOTICE: 1410 - 650 W. Geoergia Street, Vancouver, BC V6B 4N8


SECURITIES:

-------------------------------------------------------------------------------------------------------------------
CLASS AND TYPE                             NUMBER                             CERTIFICATE(S) (IF APPLICABLE)
(I.E. VALUE SECURITIES OR
SURPLUS SECURITIES
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES, SURPLUS
-------------------------------------------------------------------------------------------------------------------
SECURITIES                                   25,000
-------------------------------------------------------------------------------------------------------------------















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

SECURITYHOLDER

NAME:    JAMES HARRIS

SIGNATURE: /s/ JAMES HARRIS

ADDRESS FOR NOTICE: 2353 Ottawa Ave., West Vancouver, BC V7V 2S8


SECURITIES:

-------------------------------------------------------------------------------------------------------------------
CLASS AND TYPE                             NUMBER                             CERTIFICATE(S) (IF APPLICABLE)
(I.E. VALUE SECURITIES OR
SURPLUS SECURITIES
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES, SURPLUS
-------------------------------------------------------------------------------------------------------------------
SECURITIES                                      25,000
-------------------------------------------------------------------------------------------------------------------
















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

SECURITYHOLDER

NAME:    GREOGRY CROWE

SIGNATURE: /s/ GREGORY CROWE

ADDRESS FOR NOTICE: 1679 Eaglecliff Road, Bowen Island, BC V0N 1G0


SECURITIES:

-------------------------------------------------------------------------------------------------------------------
CLASS AND TYPE                             NUMBER                             CERTIFICATE(S) (IF APPLICABLE)
(I.E. VALUE SECURITIES OR
SURPLUS SECURITIES
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES, SURPLUS
-------------------------------------------------------------------------------------------------------------------
SECURITIES                                       25,000
-------------------------------------------------------------------------------------------------------------------












--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

SCHEDULE "A" TO ESCROW AGREEMENT

SECURITYHOLDER

NAME:    MARSA GOLD CORP.

AUTHORIZED SIGNATORY: /s/ OLEG KIM

ADDRESS FOR NOTICE: Microregion 11, 6-46 Bishkek, Kyrgyz Republic


SECURITIES:

-------------------------------------------------------------------------------------------------------------------
CLASS AND TYPE                             NUMBER                             CERTIFICATE(S) (IF APPLICABLE)
(I.E. VALUE SECURITIES OR SURPLUS
SECURITIES
-------------------------------------------------------------------------------------------------------------------
COMMON SHARES, VALUE                       200,000
-------------------------------------------------------------------------------------------------------------------
SECURITIES
-------------------------------------------------------------------------------------------------------------------





















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT
(AS AT AUGUST 2002)

             SCHEDULE B(1) - TIER 1 VALUE SECURITY ESCROW AGREEMENT

                              RELEASE OF SECURITIES

TIMED RELEASE

-------------------------------------------------------------------------------------------------------------------
                                          PERCENTAGE OF TOTAL ESCROWED       TOTAL NUMBER OF ESCROWED SECURITIES TO
           RELEASE DATES                    SECURITIES TO BE RELEASED                      BE RELEASED
-------------------------------------------------------------------------------------------------------------------
 [INSERT DATE OF EXCHANGE BULLETIN]       1/4 OF YOUR ESCROW SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 6 MONTHS FOLLOWING         1/3 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                        SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 12 MONTHS FOLLOWING        1/2 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                        SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 18 MONTHS FOLLOWING        ALL OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                        SECURITIES
-------------------------------------------------------------------------------------------------------------------
               TOTAL                                  100%
-------------------------------------------------------------------------------------------------------------------

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.















--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT                      Page 3
(AS AT AUGUST 2002)

             SCHEDULE B(2) - TIER 2 VALUE SECURITY ESCROW AGREEMENT

                              RELEASE OF SECURITIES

TIMED RELEASE

-------------------------------------------------------------------------------------------------------------------
                                           PERCENTAGE OF TOTAL ESCROWED        TOTAL NUMBER OF ESCROWED SECURITIES
           RELEASE DATES                    SECURITIES TO BE RELEASED                     TO BE RELEASED
-------------------------------------------------------------------------------------------------------------------
 [INSERT DATE OF EXCHANGE BULLETIN]      1/10 OF YOUR ESCROWED SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 6 MONTHS FOLLOWING          1/6 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 12 MONTHS FOLLOWING         1/5 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 18 MONTHS FOLLOWING         1/4 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 24 MONTHS FOLLOWING         1/3 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 30 MONTHS FOLLOWING         1/2 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 36 MONTHS FOLLOWING         ALL OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                         SECURITIES
-------------------------------------------------------------------------------------------------------------------
               TOTAL                                   100%
-------------------------------------------------------------------------------------------------------------------

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.




--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT                      Page 4
(AS AT AUGUST 2002)

            SCHEDULE B(3) - TIER 1 SURPLUS SECURITY ESCROW AGREEMENT

                              RELEASE OF SECURITIES

TIMED RELEASE

-------------------------------------------------------------------------------------------------------------------
                                      PERCENTAGE OF TOTAL ESCROWED SECURITIES   TOTAL NUMBER OF ESCROWED SECURITIES
           RELEASE DATES                           TO BE RELEASED                          TO BE RELEASED
-------------------------------------------------------------------------------------------------------------------
 [INSERT DATE OF EXCHANGE BULLETIN]        1/10 OF YOUR ESCROW SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 6 MONTHS FOLLOWING          1/6 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 12  MONTHS  FOLLOWING       1/5 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 18  MONTHS  FOLLOWING       1/4 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 24  MONTHS  FOLLOWING       1/3 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 30  MONTHS  FOLLOWING       1/2 OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
  [INSERT DATE 36 MONTHS FOLLOWING         ALL OF YOUR REMAINING ESCROW
         EXCHANGE BULLETIN]                          SECURITIES
-------------------------------------------------------------------------------------------------------------------
               TOTAL                                    100%
-------------------------------------------------------------------------------------------------------------------

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, the release schedule outlined above results in the escrow securities being released in equal tranches of 15% after completion of the release on the date of the Exchange Bulletin.






--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT                      Page 5
(AS AT AUGUST 2002)

            SCHEDULE B(4) - TIER 2 SURPLUS SECURITY ESCROW AGREEMENT

                              RELEASE OF SECURITIES

TIMED RELEASE

-------------------------------------------------------------------------------------------------------------------
                                                PERCENTAGE OF TOTAL ESCROWED           TOTAL NUMBER OF ESCROWED
              RELEASE DATES                       SECURITIES TO BE RELEASED            SECURITIES TO BE RELEASED
-------------------------------------------------------------------------------------------------------------------
    [INSERT DATE OF EXCHANGE BULLETIN]                   NO RELEASE
-------------------------------------------------------------------------------------------------------------------
 [INSERT DATE 6 MONTHS FOLLOWING EXCHANGE      1/20 OF YOUR ESCROW SECURITIES
                BULLETIN]
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 12 MONTHS FOLLOWING EXCHANGE       1/19 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 18 MONTHS FOLLOWING EXCHANGE       1/18 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 24 MONTHS FOLLOWING EXCHANGE       1/17 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 30 MONTHS FOLLOWING EXCHANGE       1/8 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 36 MONTHS FOLLOWING EXCHANGE       1/7 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 42 MONTHS FOLLOWING EXCHANGE       1/6 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 48 MONTHS FOLLOWING EXCHANGE       1/5 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 54 MONTHS FOLLOWING EXCHANGE       1/4 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 60 MONTHS FOLLOWING EXCHANGE       1/3 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 66 MONTHS FOLLOWING EXCHANGE       1/2 OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
[INSERT DATE 72 MONTHS FOLLOWING EXCHANGE       ALL OF YOUR REMAINING ESCROW
                BULLETIN]                                SECURITIES
-------------------------------------------------------------------------------------------------------------------
                  TOTAL                                     100%
-------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
FORM 5D                            ESCROW AGREEMENT                      Page 6
(AS AT AUGUST 2002)